SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated January 30, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

BARAN GROUP LTD.
Form 6-K

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Notice of General Special Meeting of Shareholders. The shareholders meeting will be held at 5 Menachem Begin Ave., 4th floor, Beit Dagan, Israel, on Thursday, February 27, 2003 at 5:00 p.m. (Israel time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD.

By:	\Meir Dor\
Meir Dor
Chairman of the Board

Date: January 30, 2003

EXHIBIT INDEX

Exhibit
Number	Description

1	Registrant’s Notice of General Special Meeting of Shareholders to be held on February 27, 2003

4